UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

INTRA-CELLULAR THERAPIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

 (Title of Class of Securities)

46116X 101

(CUSIP Number)

Intra-Cellular Therapies, Inc.

430 East 29th Street

New York, NY 10016

Telephone: (646) 440-9333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46116X 101	Page 2 of 5 Pages

1	Name of reporting person Alafi Capital Company, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (joint filers)
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,673,270 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 4,673,270 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 4,673,270 shares
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.5%(1)
14	Type of reporting person OO

(1)	The percentage ownership was calculated based on 55,173,222 shares of common stock of Intra-Cellular Therapies, Inc. (referred to herein as “Intra-Cellular” or the “Issuer”) outstanding as of August 1, 2019.

SCHEDULE 13D

CUSIP No. 46116X 101	Page 3 of 5 Pages

1	Name of reporting person Christopher Alafi, Ph.D.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (joint filers)
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,796,504 shares
	8	Shared voting power
	9	Sole dispositive power 5,796,504 shares
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 5,796,504 shares
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 10.5%(1)
14	Type of reporting person IN

(1)	The percentage ownership was calculated based on 55,173,222 shares of common stock of Intra-Cellular Therapies, Inc. (referred to herein as “Intra-Cellular” or the “Issuer”) outstanding as of August 1, 2019.

SCHEDULE 13D

CUSIP No. 46116X 101	Page 4 of 5 Pages

Explanatory Note:

This Amendment No. 3 (the “Amendment”) to Schedule 13D (“Schedule 13D”) amends the statement on Schedule 13D, as previously amended, of the Reporting Persons and relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Intra-Cellular Therapies, Inc., a Delaware corporation (“Intra-Cellular” or the “Issuer”). Intra-Cellular’s principal executive offices are located at 430 East 29th Street, New York, NY 10016. This Amendment is being filed to disclose the transactions described in Item 5(c) below and the information set forth in Item 2 (including removing Moshe Alafi as a Reporting Person). Except as otherwise set forth herein, this Amendment does not modify any of the information previously included in the Schedule 13D.

Item 2. Identify and Background

Item 2 of the Schedule 13D is hereby amended to add the following:

Christopher Alafi, Ph.D. is the sole managing director of Alafi Capital Company, LLC (“Alafi Capital”).

Item 3 Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following:

The source of funds used by the Reporting Persons to purchase the Issuer’s securities disclosed in Item 5 of this Amendment was from cash on hand.

Item 5 Interest in Securities of the Issuer

(a)-(b): The Facing Pages for each Reporting Person sets forth the aggregate number and percentage of common stock, no par value (the “Common Stock”), of the Issuer of which each Reporting Person is the beneficial owner.

Dr. Alafi’s beneficial ownership of Common Stock consists of:

•	4,673,270 shares of common stock held by Alafi Capital;
•	503,753 shares held by a trust for the benefit of members of the Alafi family;
•	510,106 shares of common stock held by Dr. Alafi individually; and
•	109,375 shares issuable upon exercise of options to purchase common stock, which are exercisable within 60 days of September 10, 2019.

Dr. Alafi is the managing partner of Alafi Capital and has sole voting and investment power with respect to the shares of Common Stock owned by Alafi Capital and full voting and investment power with respect to shares of Common Stock owned by the trust. Dr. Alafi’s beneficial ownership of Common Stock does not include 503,776 shares held by two other trusts for the benefit of members of the Alafi family for which Dr. Alafi does not have voting or investment control.

(c) Except as set forth in the table below, the Reporting Persons have not effected any transactions with respect to the shares of Common Stock during the past 60 days.

Date of Transaction	Transaction
August 30, 2019	Open market purchase by Alafi Capital of 125,000 shares of Common Stock at $8.5217 per share. (1)
September 10, 2019	Open market purchase by Alafi Capital of 3,549 shares of Common Stock at $8.98 per share. (2)
September 10, 2019	Open market purchase by Alafi Capital of 155,116 shares of Common Stock at $9.59 per share. (3)
September 10, 2019	Open market purchase by Alafi Capital of 320,095 shares of Common Stock at $10.58 per share. (4)
September 10, 2019	Open market purchase by Alafi Capital of 6,240 shares of Common Stock at $11 per share.

(1)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $8.40 to $8.60 per share, inclusive.
(2)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $8.97 to $8.99 per share, inclusive.
(3)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $9.00 to $9.99 per share, inclusive.
(4)	The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $10.00 to $10.99 per share, inclusive.

(d) and (e) Not Applicable.

SCHEDULE 13D

CUSIP No. 46116X 101	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2019	By	/s/ Christopher Alafi, Ph.D.
Christopher Alafi, Ph.D.

Date: September 27, 2019	ALAFI CAPITAL COMPANY, LLC

	By	/s/ Christopher Alafi, Ph.D.
Christopher Alafi, Ph.D.
Managing Partner